

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Yongsheng Liu
Chief Executive Officer and Director
Newbridge Acquisition Ltd
Unit B 17/F, Success Commercial Building
245-25, Hennessy Road, Wanchai, Hong Kong

> **Re: Newbridge Acquisition Ltd**
> **Draft Registration Statement on Form S-1**
> **Submitted May 9, 2025**
> **CIK No. 0001918414**

Dear Yongsheng Liu:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 9, 2025

Cover Page

1. We note disclosure in the eleventh paragraph regarding sponsor compensation. Please expand to include a cross-reference to the applicable disclosures within your prospectus and include a statement regarding whether the sources of compensation could result in material dilution to your shareholders. Refer to Item 1602(a)(3) of Regulation S-K.

Summary, page 1

2. Please revise your table on page 6 to disclose the underwriter's lock-up agreement. Refer to Item 1603(a)(9) of Regulation S-K.

3.   We note your statement on page 19 that your founder shares are identical to the ordinary shares in this offering. However, it appears that your founder shares have registration rights and transfer restrictions. Please reconcile your disclosure throughout your prospectus as applicable. Refer to Item 1602(b)(3) of Regulation S-K.

4.   Please expand your disclosure to discuss the consequences to your sponsor if an initial business consummation is not consummated. Refer to Item 1602(b)(4) of Regulation S-K.

5.   Please expand your disclosure to discuss whether you have any plans to seek additional financings and how the terms of such financings could impact unaffiliated shareholders. Refer to Item 1602(b)(5) of Regulation S-K.

6.   Disclose in the Summary that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Terms of Rights, page 21

7.   Please reconcile your disclosure that that holders of public rights will receive one-eighth of one ordinary share upon consummation of your initial business combination, with your disclosure here and on page 157 that they must hold rights in multiples of ten in order to receive shares for all the rights held.

Summary of Risk Factors, page 35

8.   Please revise to limit your summary of risk factors to highlight the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b) of Regulation S-K.

Risk Factors
Risks Related to Acquiring or Operating Businesses in the PRC, page 60

9.   Please revise to clarify that the risks associated with the PRC are not solely future risks associated with acquiring a business in the PRC, but are currently applicable to the company as a result of being based in the PRC and having directors and officers with significant ties to the PRC.

Recent greater oversight by the PRC government and Cyberspace Administration of China over cybersecurity and data security . . ., page 72

10.   Please revise your disclosure to explain how greater oversight by the Cyberspace Administration of China (CAC) impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Dilution, page 100

11.   We note disclosure on page 170 that your amended and restated memorandum and articles of association will provide that under no circumstances will you redeem your

public shares in an amount that would cause your net tangible assets to be less than $5,000,001. We further note that the ordinary shares subject to redemption in the 100% of maximum redemption scenario of the dilution table causes net tangible assets to fall below the $5,000,001 minimum threshold. Please tell us how you considered reflecting this redemption restriction in your dilution table.

12. We note your assumption here that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that you may seek in connection with a business combination. Please revise your disclosure to address the fact that you may need additional financing given that your target size consists of companies with significant revenue growth potential valued between $650 million and $2 billion, amounts greater than you could acquired with the net proceeds of this offering.

Proposed Business
The Sponsor, page 109

13. Please expand your disclosure to discuss the general nature of your sponsor's business. Refer to Item 1603(a)(2) of Regulation S-K.

14. Please address the material roles and responsibilities of the SPAC sponsor, its affiliates, and promoters in directing and managing your activities. Refer to Item 1603(a)(4) of Regulation S-K.

Principal Shareholders, page 149

15. Please disclose the address of your sponsor, Wealth Path Holdings Limited. Refer to Item 403 of Regulation S-K.

Taxation, page 176

16. Please revise the introductory language here and throughout this section to remove the term "certain" and confirm that the discussion addresses all material tax consequences. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Notes to Financial Statements, page F-7

17. Please tell us how you determined that your disclosure is compliant with the requirements of ASC 280-10-50-20. Reference is also made to ASU 2023-07.

Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Vivien Bai